                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934*

                             THE WISER OIL COMPANY
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  977284 10 8
                                (CUSIP Number)

                             Wiser Investors, L.P.
                           c/o George K. Hickox, Jr.
                               1629 Locust Street
                             Philadelphia, PA 19103
                                 (215) 546-6595
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:

                               Steven K. Cochran
                           Thompson & Knight L.L.P.
                        1700 Pacific Avenue, Suite 3300
                               Dallas, TX 75201
                                (214) 969-1700
                                      and
                                 Anne K. Hill
                           Thompson & Knight L.L.P.
                        1700 Pacific Avenue, Suite 3300
                               Dallas, TX 75201
                                (214) 969-1700

                                 June 1, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 977284108
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Wiser Investors, L.P.  23-3081834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4         OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6         Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               2,329,411

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8       0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9       2,329,411
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10      0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         2,329,411


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         20.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14         PN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 977284108
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Wiser Investment Company, LLC  74-2936582

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4         OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6         Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7       2,329,411
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8       0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9       2,329,411
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10      0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         2,329,411 /1/


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         20.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14         OO

------------------------------------------------------------------------------





----------------------
      /1/See the Schedule 13D filed by Wiser Investment Company, LLC on June 25, 2001, as amended on June 1, 2001 and August ____, 2001 for further information about the aggregate amount of shares beneficially owned by WIC.

                                 SCHEDULE 13D
CUSIP NO. 977284108
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           George K. Hickox, Jr.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4         OO, PF

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6         United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7      0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8       2,329,411

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9       0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10      2,329,411

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         2,329,411 /2/


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         20.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14         IN

------------------------------------------------------------------------------




---------------
      /2/ See the Schedule 13D filed by Wiser Investment Company, LLC on June 25, 2001, as amended on June 1, 2001 and August ____, 2001 for further information about the aggregate amount of shares beneficially owned by Mr. Hickox.

                                 SCHEDULE 13D
CUSIP NO. 977284108
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Douglas P. Heller

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4         OO, PF

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6         United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7       0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8       2,329,411

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9       0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10      2,329,411

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         2,329,411 /3/


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         20.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14         IN

------------------------------------------------------------------------------



---------------
      /3/ See the Schedule 13D filed by Wiser Investment Company, LLC on June 25, 2001, as amended on June 1, 2001 and August ____, 2001 for further information about the aggregate amount of shares beneficially owned by Mr. Heller.

                                 SCHEDULE 13D
CUSIP NO. 977284108
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Scott W. Smith

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4         OO, PF

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6         United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7       0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8       2,329,411

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9       0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10      2,329,411

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         2,329,411 /4/


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         20.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14         IN

------------------------------------------------------------------------------



----------------
     /4/ See the Schedule 13D filed by Wiser Investment Company, LLC on June 25, 2001, as amended on June 1, 2001 and August ____, 2001 for further information about the aggregate amount of shares beneficially owned by Mr. Smith.

Item 1.  Security and Issuer

     This Statement on Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of The Wiser Oil Company (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report a transaction by virtue of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding shares of Common Stock. The address of the principal executive offices of the Issuer is 8115 Preston Road, Suite 400, Dallas, Texas 75225.

Item 2.  Identity and Background

     This Statement is being filed by Wiser Investors, L.P., a Delaware limited partnership ("Investors"), Wiser Investment Company, LLC, a Delaware limited liability company ("WIC"), Mr. George K. Hickox, Jr. ("Mr. Hickox"), Mr. Douglas
P. Heller ("Mr. Heller") and Mr. Scott W. Smith ("Mr. Smith", and together with Mr. Hickox and Mr. Heller, the "Individual Filers"; Investors, WIC and the Individual Filers are collectively referred to as the "Reporting Persons").

     The principal business offices of Investors are located at 1629 Locust Street, Philadelphia, Pennsylvania 19103. Investors is a Delaware limited partnership formed for the purpose of completing the transactions described in Items 3 and 4. WIC is the general partner and a limited partner of Investors. WIC, as the general partner of Investors, has sole voting and dispositive power with respect to the business, properties and affairs of Investors.

     The principal business offices of WIC are located at 1629 Locust Street, Philadelphia, Pennsylvania 19103. WIC is a Delaware limited liability company formed for the purpose of entering into that certain Amended and Restated Stock Purchase Agreement dated as of December 13, 1999 (the "Stock Purchase Agreement"), attached as Exhibit 7.1, pursuant to which Issuer agreed to sell, and WIC agreed to purchase 180,000 shares of Issuer's Series C Cumulative Convertible Preferred Stock, par value $10.00 per share, (the "Preferred
Stock") for an aggregate purchase price of $4.5 million (the "WIC and DS&P Transaction"). The managers of WIC are Mr. Hickox, Mr. Heller and Mr. Smith. Messrs. Hickox, Heller and Smith have shared voting power and shared dispositive power with respect to the business, properties and affairs of WIC.

     Mr. Hickox, Mr. Heller and Mr. Smith are principally occupied in private investing activities in energy-related businesses and assets. Messrs. Hickox and Heller conduct such activities primarily as principals of Heller, Hickox, Dimeling Schreiber & Park, 1629 Locust Street, Philadelphia, Pennsylvania 19103. Mr. Smith conducts such activities primarily as a principal of Sabine Energy Company, L.L.C., 910 Travis Street, Suite 2130, Houston, Texas 77002. The principal occupation of Mr. Hickox is Chairman and Chief Executive Officer of the Issuer, and the principal occupation of Mr. Smith is his participation in the transaction advisory services that WIC provided the Issuer pursuant to the Management Agreement arising from the transactions related to the Stock Purchase Agreement as well as serving on the Board of Directors of the Issuer.

     Each of the Individual Filers is a United States citizen.

     Pursuant to the regulations promulgated under Section 13(d) of the Act, each of the Individual Filers, in his capacity as one of the managers of WIC, may be deemed a beneficial owner of the shares of Common Stock.

     During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Investors and the Issuer have entered into a Subscription Agreement, dated June 1, 2001 (the "Subscription Agreement"), attached hereto as Exhibit 7.2. Pursuant to the Subscription Agreement, the Issuer issued and sold to Investors 396,000 shares of Preferred Stock for an aggregate purchase price of $9.9 million (the "Investors Purchase Price"). The source of funds for the Investors Purchase Price is from the investment of personal funds by Mr. Hickox, Mr. Heller and Mr. Smith and an investment of funds by one of the limited partners of Investors.

Item 4.  Purpose of Transaction

     Under the Stock Purchase Agreement, the Issuer granted WIC or any of its permitted assignees an option to purchase 400,000 Preferred Shares that were not purchased at the closing of the Stock Purchase Agreement (the "Option"). The securities reported by this Schedule 13D were acquired pursuant to the Option. Effective May 31, 2001, WIC and Investors entered into an Assignment whereby WIC, pursuant to the Stock Purchase Agreement, assigned to Investors all of WIC's rights to purchase 396,000 shares of Preferred Stock (the "Assignment").

     On June 1, 2001, Investors and the Issuer entered into the Subscription Agreement pursuant to which the Issuer agreed to issue and sell, and Investors agreed to purchase 396,000 shares of Preferred Stock. Each share of Preferred Stock is convertible into a number of shares of Common Stock computed by dividing (x) the total amount of Liquidation Value (the number of Preferred Shares multiplied by the liquidation value of $25.00) plus any aggregate accrued but unpaid dividends, if any, by (y) the Conversion price of $4.25 (subject to customary anti-dilution adjustments). Therefore, by reason of its conversion rights in the Preferred Stock, Investors currently has beneficial ownership of 2,329,411 shares of Common Stock.

     On June 1, 2001, Investors and the Issuer entered into an Adoption Agreement, attached as Exhibit 7.3, whereby Investors agreed to be bound and subject to the Stock Purchase Agreement and to adopt the Stock Purchase Agreement as if it was originally a party thereto (the "Adoption Agreement").

     As of June 1, 2001, there were 9,161,133 shares of the Issuer's Common Stock outstanding. The number of shares of Common Stock underlying the Preferred Stock issued by the Issuer to Investors (2,329,411 shares) would constitute approximately 20.3% of the number of shares of the Issuer's Common Stock that will be outstanding following the closing under the Subscription Agreement (the "Investors Closing").

     On June 1, 2001, Investors executed an Acknowledgment whereby it became a party to that certain Stockholder Agreement dated as of May 26, 2000 by and between the Company, WIC and Dimeling, Schreiber and Park, a Pennsylvania general partnership ("DS&P") (the "Stockholder Agreement"), to the same extent as if it had been an original signatory party thereto. Pursuant to the Stockholder Agreement, the Issuer granted WIC and DS&P certain demand registration rights as described more fully in the Stockholder Agreement attached hereto as Exhibit 7.4 in connection with shares issued or issuable pursuant to the Subscription Agreement ("Registrable Securities"). The purpose of such registration rights is to facilitate WIC and DS&P's ability to dispose of their Registrable Securities in a public sale. The grant of such registration rights to WIC and DS&P does not represent any present intention on behalf of WIC or DS&P to dispose of any Registrable Securities to be covered by such a registration statement, although such rights may be exercised in the future. See Item 6 for a description of the Stockholder Agreement.

     The Preferred Stock entitles the holder to receive cumulative dividends of 7% per annum of the liquidation value (the "Liquidation Value") of such shares. The Liquidation Value is $25.00. Dividends are payable quarterly in arrears on the last day of March, June, September and December, beginning on the first such date immediately following the Investors Closing. The Issuer has the option of paying dividends accruing on the Preferred Stock in either cash, by the issuance or delivery of shares of Common Stock ("PIK Dividends") or by any combination thereof. The value of the PIK Dividends will be determined by dividing the amount of cash that would otherwise be paid by the average market price of the Common Stock for the ten days immediately preceding the date of payment of such PIK Dividend. Subject to the actual declaration of dividends by the Board of Directors and any applicable legal restrictions, Investors would increase its beneficial ownership of the Common Stock by virtue of any future receipt of PIK Dividends on the Preferred Stock.

     The holders of the Preferred Stock shall vote together as a single class with the holders of the Common Stock on all matters submitted to a vote of the holders of the Common Stock. In addition, so long as the Preferred Stock remains outstanding, (i) the holders of at least two-thirds of the Preferred Stock outstanding must approve, voting separately as a class, any amendment to the Certificate of Incorporation that would adversely affect the rights of holders of the Preferred Stock and (ii) the holders of a majority of the Preferred Stock outstanding must approve, voting separately as a class, any proposed issuance of capital stock of the Issuer that ranks pari passu with or senior to the Preferred Stock as to dividends or assets, or any proposed issuance of capital stock of the Issuer that is required to be redeemed by the Issuer at any time that any shares of Preferred Stock are outstanding.

     Investors acquired the securities herein reported as a means to complete the acquisition of Preferred Shares under the Stock Purchase Agreement pursuant to the Option. Depending on market conditions, general economic conditions, and other factors that each may deem significant to his or its respective investment decisions, any of the Reporting Persons may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them may hereafter acquire; provided, that such purchases and sales are otherwise made in compliance with the terms and conditions of the Stock Purchase Agreement and to the extent applicable, the Certificate of Incorporation and Bylaws of the Issuer and any credit agreements and indentures to which the Issuer is a party.

     Except as set forth in this Item 4, none of the Reporting Persons have present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     The filing of this Statement on Schedule 13D shall not be construed an admission by any of the Reporting Persons that, for purposes of Section 13(d) and 13(g) of the Act, any of the Reporting Persons is the beneficial owner of the shares of Common Stock to which this Statement on Schedule 13D relates.

     The summary set forth in this Item 4 of Schedule 13D of certain aspects of the transactions reported in this Schedule 13D does not purport to be a complete description of, and is qualified in its entirety by reference to, the provisions of the various agreements and documents attached as exhibits to this Schedule 13D and incorporated herein by reference for all purposes.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date of this Statement, the Reporting Persons may be deemed to have beneficial ownership of 2,329,411 shares of Common Stock, assuming conversion of the Preferred Stock. Such shares would represent approximately 20.3% of the issued and outstanding shares of the Issuer's Common Stock as of June 1, 2001.

     (b) Investors has the sole power to vote or to direct the vote and has the sole power to dispose or direct the disposition of the 2,329,411 shares of Common Stock underlying the 396,000 shares of Preferred Stock purchased by Investors, subject to the terms of the Stockholder Agreement described in
Item 6.

     WIC, as the general partner of Investors, has the sole power to vote or to direct the vote and has the sole power to dispose or direct the disposition of the 2,329,411 shares of Common Stock underlying the Preferred Stock purchased by Investors, subject to the terms of the Stockholder Agreement described in Item 6./5/

     Mr. Hickox, Mr. Heller and Mr. Smith, as managers of WIC, have shared power to vote or to direct the vote and have shared power to dispose or direct the disposition of the 2,329,411 shares of Common Stock underlying the Preferred Stock purchased by Investors./5/

     (c) None of the Reporting Persons have acquired any shares of Common Stock of the Issuer during the past sixty days, other than the purchases reported herein.

     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

----------------
     /5/ See the Schedule 13D filed by Wiser Investment Company, LLC on June 25, 2001, as amended on June 1, 2001 and September 12, 2001 for further information about the aggregate amount of shares beneficially owned by WIC, Mr. Hickox, Mr. Heller and Mr. Smith.

     Concurrently with the execution of the Assignment, (i) Investors executed an Acknowledgment pursuant to which it acknowledged and agreed that it had become a party to the Stockholder Agreement, (ii) Investors and the Issuer entered into the Subscription Agreement and (iii) Investors and the Issuer entered into the Adoption Agreement. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Stockholder Agreement.

     (a) Stockholder Agreement. The Stockholder Agreement contemplates that WIC will appoint three Designees to the Board of Directors of the Issuer and the Issuer and WIC will take all actions necessary to cause such Designees to become members of the Board of Directors as soon as practicable after receiving stockholder approval. The Stockholder Agreement provides that three Designees along with C. Frayer Kimball III will be appointed to the Executive Committee. In addition, the Issuer shall take all actions necessary to ensure that one Designee who is not an executive officer of the Issuer is appointed to serve as a member of each committee of the Board of Directors, other than the Executive Committee.

     As long as WIC and DS&P (the "Purchaser Group") beneficially own 4,600,000 or more of the number of fully-diluted shares existing as of the closing of the transactions contemplated by the Stock Purchase Agreement (the "WIC and DS&P Closing"), which number may be adjusted from time to time, WIC shall be entitled to designate three Designees to serve on the Issuer's Board of Directors (the "Board") and the Executive Committee and one Designee who is not an executive officer of the Company to each other committee of the Board. Otherwise, the Purchaser Group shall be entitled to designate that number of Designees to the Board and the Executive Committee corresponding to the Purchaser Group's beneficial ownership of Common Stock as set forth below:

             Number of Fully-Diluted Shares             Number of
          as of the WIC and DS&P Closing Date    Purchaser Group Designees
          -----------------------------------    -------------------------

          From 2,800,000 to 4,600,000                       Two
          From 800,000 to 2,800,000                         One
          Less than 800,000                                 Zero

     If at any point the Purchaser Group beneficially owns less than 6,624,069 Fully-Diluted shares, excluding shares owned by the Purchaser Group prior to the WIC and DS&P Closing, then the number of Fully-Diluted shares that must be beneficially owned by the Purchaser Group in order for it to maintain a specified designation or related right shall be adjusted by multiplying such number of Fully-Diluted shares by a fraction of which the numerator is the Aggregate Purchase Price paid by the Purchaser Group at the WIC and DS&P Closing and any Option Closings, and the denominator is $25,000,000.

     Pursuant to the Stockholder Agreement, the Issuer has granted WIC demand registration rights to facilitate the resale of the shares of Common Stock (i) issued upon conversion of the Preferred Stock, (ii) exercise of the Warrants and
(iii) received as PIK Dividends (collectively, with the Preferred Stock, the "Shares"). The Issuer has also granted WIC certain piggyback rights to sell a portion of its Shares in connection with the offerings of securities by the Issuer for its account.

     DS&P and WIC have agreed with the Issuer, subject to certain exceptions, not to (i) deposit any Shares in a voting trust or grant a proxy to any person not designated by the Issuer, (ii) act with one or more persons as a partnership, limited partnership, syndicate or "group" (as such term is used in Section 13(d)(3) of the Act) for the purpose of acquiring, voting or disposing of Shares, (iii) sell or transfer any of the Preferred Stock or the Warrants,
(iv) prior to the second anniversary of the WIC and DS&P Closing, sell any of the Shares to any person who is not a member of the Purchaser Group and (v) following the second anniversary of the WIC and DS&P Closing, sell any of the Shares to any person who is not a member of the Purchaser Group other than pursuant to a public offering or pursuant to Rule 144 of the Securities Act of 1933, as amended.

     (b) Subscription Agreement. Pursuant to the Subscription Agreement, Investors bought 396,000 shares of Preferred Stock at $25.00 per share. The Subscription Agreement contains customary representations and warranties.

     (c) Adoption Agreement. Pursuant to the Adoption Agreement, Investor acknowledged that the Preferred Shares are bound by and subject to the terms of the Stock Purchase Agreement and adopted the Stock Purchase Agreement with the same force and effect as if it were originally a party thereto.

     (d) Stock Purchase Agreement. For a description of the Stock Purchase Agreement, see Item 2.

     All references to the Stockholder Agreement, Subscription Agreement, Adoption Agreement and Stock Purchase Agreement are qualified in their entirety by the full text of such agreements and amendments, copies of which are attached as Exhibits hereto and are incorporated by reference herein.

Item 7.  Materials to be Filed as Exhibits.

     Exhibit 7.1: Amended and Restated Stock Purchase Agreement dated as of December 13, 1999, by and between WIC and the Issuer

     Exhibit 7.2: Subscription Agreement dated as of June 1, 2001, by and between Investors and Issuer.

     Exhibit 7.3: Adoption Agreement dated as of June 1, 2001, by and between Investor and Issuer.

     Exhibit 7.4: Stockholder Agreement dated as of May 26, 2001, by and between Issuer, WIC and DS&P.

     Exhibit 7.5: Joint Filing Agreement, dated September 13, 2001, among (i) Investors, (ii) WIC, (iii) Mr. Hickox, (iv) Mr. Heller and
                   (v) Mr. Smith.

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

                                  SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 13, 2001      WISER INVESTORS, L.P.

                                  By: WISER INVESTMENT COMPANY, LLC, as its
                                      general partner


                                      By:   /S/  GEORGE K. HICKOX, JR.
                                            ------------------------------
                                            George K. Hickox, Jr., Manager

Date:  September 13, 2001      WISER INVESTMENT COMPANY, LLC

                                  By: /S/  GEORGE K. HICKOX, JR.
                                      -----------------------------------
                                      George K. Hickox, Jr., Manager

Date:  September 13, 2001      GEORGE K. HICKOX, JR.

                               /S/  George K. Hickox, Jr.
                               ------------------------------------------

Date:  September 13, 2001      DOUGLAS P. HELLER

                               /S/  Douglas P. Heller
                               ------------------------------------------

Date:  September 13, 2001      SCOTT W. SMITH

                               /S/  Scott W. Smith
                               ------------------------------------------

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